Filed by Keane Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No.: 001-38023

Date: June 17, 2019

Keane CEO Employee Video Script

What We Announced

•	Good morning.

•	During the past eight years, Keane has evolved from a service provider with operations in only one region to a national leader and recognizable force across a competitive landscape.

•	It is because of your hard work that Keane has achieved this success.

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To build on that progress and as we’ve communicated both internally and externally, we are consistently evaluating strategic growth opportunities and partnerships to create shareholder value and best position us to win over the long-term.

•	To that end, today we have announced an agreement to combine with C&J Energy Services in an all-stock merger of equals.

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A merger of equals combines two companies similar in size. This transaction structure enables two companies to combine in such a way that they can capitalize on the strengths and best practices of both sides.

•	With C&J, we are doing just that – we’ll be combining two highly complementary businesses to leverage the resources and strengths of each organization.

•	Together, we will be positioned as an industry-leading, diversified oilfield services provider with over 8500 employees.

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What this means is that we will have increased scale and density across services and geographies and with a prominent presence in the most active U.S. basins. As a result, we will benefit from greater capabilities and growth opportunities than we could not have achieved as a standalone organization.

•	But before I get into the details, I’d like to start by thanking all of you.

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By exemplifying our core values of Safety, Efficiency, and Partnership on every job, you have helped to differentiate Keane. Our outstanding culture and operational efficiency have allowed us to consistently meet and exceed the expectations of our customers and the communities in which we operate.

•	In C&J, we’ll be joining with a like-minded partner who shares those same values.

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We’ll be working to build on the strong foundations of both Keane and C&J as we move forward, and I can assure you that in doing so, these guiding values will be reflected in the way the combined company approaches the day-to-day execution of its operations.

Why Keane and C&J Makes Sense

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By penetrating deeper into critical growth markets, we will also broaden the combined company’s customer base to include most of the largest U.S. onshore exploration and production operators while positioning ourselves to better compete for other prospective customers.

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With a shared legacy of innovative Research & Development and a rich portfolio of proprietary technology, the combined company will accelerate investments in continued innovation and advanced, value-added technologies.

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These investments will include pursuing next generation opportunities in fracking and expanding real-time data and analytics capabilities in an effort to drive operational efficiencies, reduce Non-Productive Time and enable differentiated service to customers.

•	As this is a merger of equals, the combined company will be led by a proven management team that reflects the strengths, experience and capabilities of both organizations.

o	Upon close, I will be taking on the CEO role of the combined company and am honored to do so.

o	Jan Kees (JK) van Gaalen, C&J Chief Financial Officer, will serve as EVP and Chief Financial Officer of the combined company.

o	I am very pleased that Greg Powell, Keane’s President and Chief Financial Officer has agreed to lead the integration of the combined company as EVP and Chief Integration Officer.

o

The combined company’s Board will comprise 12 directors, six of whom will be from Keane Board, including myself, and six of whom will be from the C&J Board, including Patrick Murray, C&J’s Board Chairman, who will serve as Chair of the combined company’s Board.

o	Additional senior executives for the combined company will be selected from top talent at both companies and named prior to the close of the transaction.

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The combined company will be headquartered in Houston, building on our strong heritages, and operate under a new corporate name and trade under a new ticker symbol that will leverage the strengths of both brands. This new corporate name and ticker will be announced prior to the close of the transaction in the fourth quarter.

What this Announcement Means for You

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I’m sure you are thinking: what does this all mean for me? That’s a natural question, and the right one to be asking because this merger of equals represents such a significant milestone for all of us.

•	Importantly, we expect our employees to contribute and benefit from growth and new career development opportunities that result from being part of a larger and stronger organization.

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While we do not yet have all the answers today, I can tell you that your hard work made this transformational transaction possible. We will be relying on your continued commitment and contributions to make this merger a success.

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Keane’s senior leadership team will be closely coordinating with senior leaders from C&J to outline the vision of the combined company over the coming weeks and months as part of the integration planning process. Together, we’ll be working to turn our vision for the combined company into reality.

•	We’ll incorporate the very best talent, processes and systems from Keane and C&J into our integration planning and how we work as a combined company.

Next Steps

•	I want to remind you that while we are eager to join forces with C&J to leverage the strengths and resources of each organization, today’s announcement is just the first step.

•	Until the close of the transaction, which is expected to occur in the fourth quarter of 2019, Keane and C&J will continue to operate as separate companies.

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Until then, your day-to-day responsibilities remain the same. We ask that, following this exciting news, you stay focused on continuing to exemplify our core values, and delivering the exceptional and safe service our customers have come to expect from Keane.

•	Thank you again for your commitment, hard work and dedication to our customers and company.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.